Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(in millions, except ratios)

	Predecessor			Successor
	Year Ended December 31, 2010	Year Ended December 31, 2011	Period from January 1, 2012 to October 4, 2012	Period from Acquisition (October 5, 2012) to December 31, 2012)	Year Ended December 31, 2013	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Fixed Charges:
Interest cost and debt expense	$78	$96	$73	$18	$98	$145	$102
Interest allocable to rental expense (1)	2	3	3	1	4	6	4

Total	$80	$99	$76	$19	$102	$151	$106

Earnings:
Income before income tax expense (2)	$356	$347	$413	$150	$504	$325	$325
Income before income tax expense attributable to noncontrolling interests	(4)	(13)	(13)	(4)	(16)	(15)	(2)
Income before income tax expense attributable to redeemable noncontrolling interests	—	—	—	—	—	—	(1)
Equity in income of 50 percent or less owned affiliated companies	(26)	(12)	(14)	(5)	(21)	(25)	(13)
Dividends received from 50 percent or less owned affiliated companies (3)	15	11	5	6	14	14	10
Fixed charges	80	99	76	19	102	151	106
Interest capitalized	(5)	(7)	(8)	(4)	(21)	(78)	(42)
Amortization of previously capitalized interest	1	1	—	—	1	1	1

Total	$417	$426	$459	$162	$563	$373	$384

Ratio of Earnings to Fixed Charges	5.2	4.3	6.0	8.5	5.5	2.5	3.6

(1)	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.
(2)	Represents income before income tax expense for all consolidated entities, including entities in which the Partnership owns a controlling interest from the date of the Partnership’s acquisition of its controlling financial interest.
(3)	Represents dividends received from equity-method investments, which excludes dividends from Inland Corporation, Mid-Valley Pipeline Company, Price River Terminal, LLC and West Texas Gulf Pipe Line Company from the date of the Partnership’s acquisition of its controlling financial interest.